SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Carnival Corporation
Carnival plc

(Name of Issuer)

Common Stock, par value $0.01 per share, of Carnival Corporation
Special Voting Share of Carnival plc
Trust Shares (representing beneficial interests in the P&O Princess Special Voting Trust)

(Title of Class of Securities)

Common Stock:  143658 10 2 and 143658 30 0**
Special Voting Share:  G7214F 12 2
Trust Shares:  143658 30 0**

(CUSIP Number)

Arnaldo Perez, Esq.
General Counsel
Carnival Corporation
3655 N.W. 87th Avenue
Miami, Florida  33178-2428
(305) 599-2600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 18, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**  The Common Stock and the Trust Shares trade together under CUSIP Number 143658 30 0.  See Items 1 and 4 of this Schedule 13D for additional information.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 2 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TAMMS MANAGEMENT CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,439
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 32,439
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,439
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 3 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MA 1994 B SHARES, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 103,638,843
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 103,638,843
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,638,843
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 4 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MA 1994 B SHARES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 103,638,843
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 103,638,843
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,638,843
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 5 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MICKY ARISON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,654,768
	8	SHARED VOTING POWER 62,731,544
	9	SOLE DISPOSITIVE POWER 104,177,236
	10	SHARED DISPOSITIVE POWER 69,209,076
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,386,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 6 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ETERNITY TWO TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 574,504
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 574,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 574,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 7 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JMD DELAWARE, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,477,532
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,477,532
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 8 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JAMES M. DUBIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 55,669,509
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 62,147,041
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,148,041
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 9 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ARTSFARE 2005 TRUST No. 2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 37,580,930
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,580,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 10 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KNIGHT PROTECTOR, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,944,391
	8	SHARED VOTING POWER 25,725,118
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 55,669,509
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,669,509
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 11 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SUNTRUST DELAWARE TRUST COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 750,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 37,580,930
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,330,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 12 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON J.P. MORGAN TRUST COMPANY OF DELAWARE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 574,504
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 574,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 574,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 13 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ARTSFARE 2003 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 900,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 932,439
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 932,439
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 14 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MBA I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 900,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 932,439
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 932,439
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 15 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JOHN J. O’NEIL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 55,669,509
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 55,669,509
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,669,509
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 16 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON VERUS PROTECTOR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 37,580,930
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 37,580,930
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,580,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 17 of 24

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RICHARD L. KOHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 37,581,930
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 37,581,930
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,582,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 18 of 24

The Schedule 13D relating to Carnival Corporation and Carnival plc is being filed by TAMMS Management Corporation (“TAMMS Corp.”), MA 1994 B Shares, L.P. (“B Shares, L.P.”), MA 1994 B Shares, Inc. (“B Shares, Inc.”), Micky Arison, Eternity Two Trust, JMD Delaware, Inc., James M. Dubin, Artsfare 2005 Trust No. 2, Knight Protector, Inc., SunTrust Delaware Trust Company, J.P. Morgan Trust Company of Delaware, Artsfare 2003 Trust, MBA I, L.P., John J. O’Neil, Verus Protector, LLC and Richard L. Kohan (collectively, the “Reporting Persons”).  This Amendment No. 14 is being filed because the number of Shares beneficially owned by the Reporting Persons has decreased by an amount in excess of one percent of the total number of Shares outstanding.  This Schedule 13D is hereby amended as follows:

Item 1.	Security and Issuer

No material change.

Item 2.	Identity and Background

No material change.

Item 3.	Source and Amount of Funds or Other Consideration

No material change.

Item 4.	Purpose of Transaction

On November 12, 2012, Eternity Four Trust entered into a sales plan under Rule 10b5-1 for the sale of up to 6,551,195 Shares in open market transactions (the “sales plan”).  Between November 12, 2012 and December 12, 2012, 6,551,195 Shares were sold pursuant to the sales plan. In the future, similar sales plans to sell Shares beneficially owned by the Reporting Persons under Rule 10b5-1 may be effected.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

All ownership percentages set forth herein assume that there are 594,485,001 Shares outstanding, representing the total number of shares reported by Carnival Corporation in its Quarterly Report on Form 10-Q for the quarter ended August 31, 2012 filed with the SEC on October 5, 2012.

(a) and (b)(i)

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 19 of 24

(i)           TAMMS Corp. may be deemed to beneficially own all of the 32,439 Shares (approximately 0.0% of the total number of Shares outstanding) it directly holds.  TAMMS Corp. has sole voting and shared dispositive power with respect to such Shares.

(ii)          B Shares, L.P. beneficially owns an aggregate of 103,638,843 Shares (approximately 17.4% of the total number of Shares outstanding), which its holds directly.  B Shares, L.P. has sole voting and dispositive power with respect to all such Shares.

(iii)         B Shares, Inc. beneficially owns an aggregate of 103,638,843 Shares (approximately 17.4% of the total number of Shares outstanding), by virtue of being the general partner of B Shares, L.P.  B Shares, Inc. has sole voting and dispositive power with respect to all such Shares.

(iv)          Micky Arison beneficially owns an aggregate of 173,386,312 Shares (approximately 29.2% of the total number of Shares outstanding), 3,513,925 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 2003 Revocable Trust, 538,393 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 97-07 Trust, 103,638,843 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 1994 “B” Trust, 62,731,544 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the last will of Ted Arison, dated July 8, 1999 and 2,963,607 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under instruments for various grantor retained annuity trusts for his benefit: Nickel 2008-2 GRAT, Nickel 2009 GRAT and Nickel 2010 GRAT (together, the “GRATS”).  Micky Arison has shared dispositive and voting power with respect to the 37,580,930 Shares held by the Artsfare 2005 Trust No. 2, and 25,150,614 Shares held by the Eternity Four Trust.   Micky Arison has sole voting and dispositive power with respect to the 538,393 Shares held by the Nickel 97-07 Trust and the 103,638,843 Shares indirectly held by the Nickel 1994 “B” Trust.  Micky Arison has sole voting and shared dispositive power with respect to the 3,513,925 Shares held by the Nickel 2003 Revocable Trust and the 2,963,607  Shares held by the GRATS.  Micky Arison is deemed to be the beneficial owner of the 2,963,607 Shares held by the GRATS.

(v)           Eternity Two Trust beneficially owns an aggregate of 574,504 Shares (approximately 0.1% of the total number of Shares outstanding), which it holds directly.  Eternity Two Trust has shared voting and dispositive power with respect to the 574,504 Shares held by it.

(vi)          JMD Delaware, Inc. beneficially owns an aggregate of 6,477,532 Shares (approximately 1.1% of the total number of Shares outstanding), by virtue of being the trustee of the Nickel 2003 Revocable Trust and the various GRATS for the benefit of Micky Arison.  JMD Delaware, Inc. has shared dispositive power with respect to the 3,513,925 Shares held by the Nickel 2003 Revocable Trust and the 2,963,607 Shares held by the GRATS.  Accordingly, JMD Delaware, Inc. may be deemed to beneficially own such Shares for which it expresses voting and/or dispositive power.  JMD Delaware, Inc. disclaims beneficial ownership of all such Shares.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 20 of 24

(vii)         James M. Dubin beneficially owns an aggregate of 62,148,041 Shares (approximately 10.5% of the total number of Shares outstanding), 1,000 Shares of which he holds directly and 62,147,041 Shares with respect to which he has a beneficial interest by virtue of being the sole shareholder of JMD Delaware, Inc. and a fifty-percent shareholder of Knight Protector, Inc..  Mr. Dubin has sole voting and dispositive power with respect to the 1,000 Shares he holds directly.  Mr. Dubin has shared voting power with respect to 29,944,391 Shares held by Eternity Four Trust,  25,150,614 Shares held by Eternity Four Trust and 574,504 Shares held by Eternity Two Trust.  Mr. Dubin has shared dispositive power with respect to the 55,095,005 Shares held by Eternity Four Trust, the 3,513,925 Shares held by the Nickel 2003 Revocable Trust, the 574,504 Shares held by Eternity Two Trust, and the 2,963,607 Shares held by the GRATS.  Accordingly, Mr. Dubin may be deemed to beneficially own such Shares for which he exercises voting and/or dispositive power.  Mr. Dubin disclaims beneficial ownership of all such Shares, except for the 1,000 Shares he holds directly.

(viii)        Artsfare 2005 Trust No. 2 beneficially owns the 37,580,930 Shares for which it exercises shared dispositive power (approximately 6.3% of the total number of Shares outstanding).

(ix)          Knight Protector, Inc. beneficially owns an aggregate of 55,669,509 Shares (approximately 9.4% of the total number of Shares outstanding), by virtue of being the protector of Eternity Four Trust and the protector of Eternity Two Trust.  Knight Protector, Inc. has shared voting and dispositive power with respect to the 574,504 Shares held by Eternity Two Trust.  Knight Protector, Inc. has shared dispositive power with respect to 55,095,005 Shares held by Eternity Four Trust.  Knight Protector, Inc. has shared voting power with respect to 25,150,614 Shares held by Eternity Four Trust, and has sole voting power with respect to 29,944,391 Shares held by Eternity Four Trust.

(x)           SunTrust Delaware Trust Company beneficially owns 38,330,930 Shares (approximately 6.5% of the total number of Shares outstanding), by virtue of being the trustee of Artsfare 2005 Trust No. 2 and Dozer Trust.  SunTrust Delaware Trust Company has sole voting power with respect to the 750,000 Shares held by Dozer Trust and shared dispositive power with respect to the 37,580,930 Shares held by Artsfare 2005 Trust No. 2.  Accordingly, SunTrust Delaware Trust Company may be deemed to beneficially own such Shares for which it exercises such voting and/or dispositive power.  SunTrust Delaware Trust Company disclaims beneficial ownership of such Shares.

(xi)          J.P. Morgan Trust Company of Delaware beneficially owns 574,504 Shares (approximately 0.1% of the total number of Shares outstanding), by virtue of being the sole trustee of Eternity Two Trust.  J.P. Morgan Trust Company of Delaware has shared voting and dispositive power with respect to the 574,504 Shares held directly by Eternity Two Trust.  Accordingly, J.P. Morgan Trust Company of Delaware may be deemed to beneficially own such Shares for which it exercises shared voting and/or dispositive power.  J.P. Morgan Trust Company of Delaware disclaims beneficial ownership of such Shares.

(xii)         Artsfare 2003 Trust beneficially owns an aggregate of 932,439 Shares (approximately 0.1% of the total number of Shares outstanding), 900,000 of which it holds beneficially by virtue of its interest in MBA I, L.P. and 32,439 of which it holds beneficially by virtue of the limited partnership interest of MBA I, L.P. as sole stockholder of TAMMS Corp.  Artsfare 2003 Trust has shared voting and dispositive power with respect to the 900,000 Shares directly held by MBA I, L.P. and exercises shared dispositive power over the 32,439 Shares held indirectly by MBA I, L.P., by virtue of being the sole stockholder of TAMMS Corp.

(xiii)        MBA I, L.P. beneficially owns an aggregate of 932,439 Shares (approximately 0.1% of the total number of Shares outstanding), 900,000 Shares of which it holds directly and 32,439 Shares of which it owns beneficially by virtue of its interest in TAMMS Corp.  MBA I, L.P. has shared voting and dispositive power over the 900,000 Shares it holds directly and exercises shared dispositive power over the 32,439 Shares held by TAMMS Corp.

(xiv)        John J. O’Neil beneficially owns an aggregate of 55,669,509 Shares (approximately 9.4% of the total number of Shares outstanding) by virtue of being a fifty-percent shareholder of Knight Protector, Inc.  Mr. O’Neil has shared voting and dispositive power with respect to the 574,504 Shares held by Eternity Two Trust.  Mr. O’Neil has shared voting power with respect to 29,944,391 Shares held by Eternity Four Trust and 25,150,614 Shares held by Eternity Four Trust.  Mr. O’Neil has shared dispositive power with respect to the 55,095,005 Shares held by Eternity Four Trust.  Accordingly, Mr. O’Neil may be deemed to beneficially own such Shares for which he exercises shared voting and/or dispositive power.  Mr. O’Neil disclaims beneficial ownership of all such Shares.

(xv)          Verus Protector, LLC beneficially owns an aggregate of 37,580,930 Shares (approximately 6.3% of the total Shares outstanding), by virtue of being the protector of Artsfare 2005 Trust No.2. Verus Protector, LLC has shared voting and dispositive power with respect to the 37,580,930 Shares held by Artsfare 2005 Trust No.2.

(xvi)        Richard L. Kohan beneficially owns an aggregate of 37,582,930 Shares (approximately 6.3% of the total Shares outstanding), by virtue of being the sole member of Verus Protector, LLC, and owning 1,000 Shares indirectly and 1,000 Shares directly.  Mr. Kohan has shared voting and dispositive power with respect to the 37,580,930 Shares held by Artsfare 2005 Trust No.2.  Mr. Kohan has shared voting and dispositive power with respect to the 1,000 Shares held by his wife and sole voting and dispositive power with respect to the 1,000 Shares he holds directly.

(xvii)       The Reporting Persons, as a group, beneficially own an aggregate of 205,590,646 Shares (approximately 34.6% of the total number of Shares outstanding).  The Reporting Persons, as a group, have sole voting and dispositive power over all such Shares, except for Shares held by Eternity Four Trust over which Citigroup Institutional Trust Company exercises shared dispositive power.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 21 of 24

(c)  During the past 60 days (i) Micky Arison exercised 120,000 opinions with an exercise price of $27.875 per share on November 9, 2012 (as was reported on a Form 4 filed with the SEC on November 14, 2012) and (ii) Eternity Four Trust sold Shares in open market transactions on the New York Stock Exchange pursuant to a sales plan under Rule 10b5-1 as noted in Schedule I, which is incorporated by reference in its entirety to this Item 5(c). Except as set forth in this paragraph (c), to the best knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Shares during the past 60 days.

(d)  Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by such Reporting Person.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows by incorporating by reference the information set forth in Item 4 above.

Item 7.	Material to be Filed as Exhibits

The following exhibits have been filed with this Schedule 13D/A.

Exhibit 41
Joint Filing Agreement, dated as of December 18, 2012, among TAMMS Management Corporation, MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, Eternity Two Trust, JMD Delaware, Inc., James M. Dubin, Artsfare 2005 Trust No. 2, Knight Protector, Inc., SunTrust Delaware Trust Company, J.P. Morgan Trust Company of Delaware, Artsfare 2003 Trust, MBA I, L.P., John J. O’Neil, Verus Protector, LLC and Richard L. Kohan.

The Power of Attorney filed for Verus Protector, LLC and Richard L. Kohan as an exhibit to Amendment No. 13 to Schedule 13D filed on July 16, 2012, the Power of Attorney filed for Eternity Two Trust and J.P. Morgan Trust Company of Delaware as an exhibit to Amendment No. 8 to Schedule 13D filed on March 22, 2005, the Power of Attorney filed for SunTrust Delaware Trust Company as an exhibit to the Form 4 for Artsfare 1992 Irrevocable Trust filed on January 31, 2005, the Power of Attorney filed for Artsfare 2005 Trust No. 2 as an exhibit to the Form 3 filed on December 22, 2005 and the Powers of Attorney filed for the other signatories hereto as an exhibit to Amendment No. 4 to Schedule 13D filed on February 23, 2004 are hereby incorporated herein by reference.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 22 of 24

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    December 18, 2012

TAMMS MANAGEMENT CORPORATION
MA 1994 B SHARES, L.P.
MA 1994 B SHARES, INC.
MICKY ARISON
ETERNITY TWO TRUST
JMD DELAWARE, INC.
JAMES M. DUBIN
ARTSFARE 2005 TRUST NO. 2
KNIGHT PROTECTOR, INC.
SUNTRUST DELAWARE TRUST COMPANY
J.P. MORGAN TRUST COMPANY OF DELAWARE
ARTSFARE 2003 TRUST
MBA I, L.P.
JOHN J. O’NEIL
VERUS PROTECTOR, LLC
RICHARD L. KOHAN

By:	John J. O’Neil, Attorney-in-Fact

/s/ John J. O’Neil

KNIGHT PROTECTOR, INC.

By:	John J. O’Neil, Authorized Signatory

/s/ John J. O’Neil

/s/ John J. O’Neil
John J. O’Neil

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 23 of 24

INDEX TO EXHIBITS

Exhibits

Exhibit 41
Joint Filing Agreement, dated as of December 18, 2012, among TAMMS Management Corporation, MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, Eternity Two Trust, JMD Delaware, Inc., James M. Dubin, Artsfare 2005 Trust No. 2, Knight Protector, Inc., SunTrust Delaware Trust Company, J.P. Morgan Trust Company of Delaware, Artsfare 2003 Trust, MBA I, L.P., John J. O’Neil, Verus Protector, LLC and Richard L. Kohan.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 24 of 24

SCHEDULE I

ETERNITY FOUR TRUST

Date	No. of Shares Sold	Average Price Per Share
11/14/2012	311,090	$38.15852
11/15/2012	292,953	$37.46449
11/16/2012	493,013	$37.44165
11/19/2012	466,764	$38.08678
11/20/2012	328,294	$38.14736
11/21/2012	177,964	$38.28775
11/23/2012	222,287	$38.91636
11/26/2012	255,610	$38.55248
11/27/2012	340,042	$38.45380
11/28/2012	435,406	$38.37360
11/29/2012	278,051	$38.68870
11/30/2012	261,684	$38.62510
12/03/2012	249,007	$38.64180
12/04/2012	419,445	$37.78360
12/05/2012	292,106	$37.27110
12/06/2012	453,390	$37.43110
12/07/2012	338,047	$37.78600
12/10/2012	431,843	$37.89040
12/11/2012	237,505	$37.95320
12/12/2012	266,694	$38.07380